# First Jet Airways Inc.

(a Delaware Corporation)

**Audited Financial Statements**

As of the date of inception August 21, 2026

Audited by

Alice.CPA LLC

A New Jersey CPA Company

Financial Statements

# First Jet Airways Inc.

Table of Contents

## Independent Auditor's Report

October 6, 2026
To the Prospective Investors of First Jet Airways Inc.
Las Vegas, Nevada

### Report on the Audit of the Financial Statements

**Opinion**

We have audited the financial statements of First Jet Airways Inc. (the "Company"), which comprise the balance sheet as of the date of inception August 21, 2026, and the related statements of operations, changes in stockholder's equity, and cash flows for the date then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of First Jet Airways Inc. as of the date of inception August 21, 2026, and the results of its operations and its cash flows for the date then ended in accordance with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the *Auditor's Responsibilities for the Audit of the Financial Statements* section of our report. We are independent of First Jet Airways Inc. in accordance with the relevant ethical requirements relating to our audit and have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

**Responsibilities of Management for the Financial Statements**

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year after the date the financial statements are issued.

**Auditor's Responsibilities for the Audit of the Financial Statements**

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

As part of an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

*Alice·CPA LLC*

Alice.CPA LLC
Robbinsville, New Jersey
October 6, 2026

# FIRST JET AIRWAYS INC.
## BALANCE SHEET
As of August 21, 2026 (inception date)
(Audited)

| | | |
|---|---|---|
| **ASSETS** | | |
| **Current Assets** | | |
| Cash | $ | - |
| **Total Current Assets** | | - |
| **Total Assets** | $ | - |
| **LIABILITIES AND STOCKHOLDER'S EQUITY** | | |
| **Current Liabilities** | | |
| Accounts payable | $ | - |
| **Total Current Liabilities** | | - |
| **Total Liabilities** | $ | - |
| **Stockholder's Equity** | | |
| Common Stock, $0.00001 par value; 10,000,000 shares authorized, issued and outstanding | $ | 100 |
| Additional paid in capital | | 218 |
| Accumulated deficit | | (318) |
| **Total Stockholder's Equity** | | - |
| **Total Liabilities and Stockholder's Equity** | $ | - |

The accompanying footnotes are an integral part of these financial statements.

# FIRST JET AIRWAYS INC.
## STATEMENT OF OPERATIONS
For the Date Ended August 21, 2026 (inception date)
(Audited)

| | | |
|---|---|---|
| **Revenues** | $ | - |
| **Operating Expenses** | | |
| Filing fees | | 318 |
| **Total Operating Expenses** | | **318** |
| **Net Loss** | **$** | **(318)** |

The accompanying footnotes are an integral part of these financial statements.

# FIRST JET AIRWAYS INC.
## STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Date Ended August 21, 2026 (inception date)
(Audited)

| | Common Stock Shares | Common Stock Par Value | Additional Paid-in Capital | Accumulated Deficit | Total Stockholders' Equity |
|---|---|---|---|---|---|
| **Beginning Balance as of August 21, 2026 ("Inception")** | - | $ - | $ - | $ - | $ - |
| Issuance of common stock | 10,000,000 | 100 | 218 | - | 318 |
| Net loss | - | - | - | (318) | (318) |
| **Ending Balance as of August 21, 2026** | 10,000,000 | $ 100 | $ 218 | $ (318) | $ - |

The accompanying footnotes are an integral part of the financial statements

# FIRST JET AIRWAYS INC.
## STATEMENT OF CASH FLOWS
For the Date Ended August 21, 2026 (inception date)
(Audited)

| | | |
|---|---|---|
| **Cash Flows from Operating Activities** | | |
| Net Loss | $ | (318) |
| Changes in accounts payable | | - |
| **Net cash used in operating activities** | | (318) |
| **Cash Flows from Financing Activities** | | |
| Issuance of common stock | | 318 |
| **Net cash provided by financing activities** | | 318 |
| **Net change in cash** | | - |
| Cash at beginning of period | | - |
| **Cash at end of period** | $ | - |

The accompanying footnotes are an integral part of the financial statements

**FIRST JET AIRWAYS INC.**
**NOTES TO FINANCIAL STATEMENTS**
**FOR THE DATE OF INCEPTION AUGUST 21, 2026**
**(AUDITED)**

## NOTE 1 – NATURE OF OPERATIONS

First Jet Airways Inc. (the "Company") was incorporated in Delaware on August 21, 2026. The Company plans to operate a U.S. ultra-low-cost passenger airline where members hold governance rights alongside their commercial relationship.

As of August 21, 2026, the Company had not commenced operations and is expected to incur losses before achieving positive retained earnings. These conditions raise substantial doubt about the Company's ability to continue as a going concern (see Note 5). Management intends to fund operations over the next twelve months through completing the Crowdfunded offering and raising substantial additional capital. Failure to obtain additional short-term financing may result in cessation of operations. The accompanying financial statements do not include any adjustments that might arise from these uncertainties.

## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Basis of Presentation

The accompanying financial statements have been prepared using the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

### Fiscal Year-End

The Company's fiscal year ends on December 31st. These financial statements cover the inception date of August 21, 2026.

### Use of Estimates

The preparation of the financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term.

### Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

### Cash

Cash consists of funds held in the Company's checking and savings account. These balances are carried at face value, which approximates fair value due to their short-term nature. As of June 19, 2026, the Company does not yet have a bank account.

FIRST JET AIRWAYS INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE DATE OF INCEPTION AUGUST 21, 2026
(AUDITED)

### Accounts Payable

Accounts payable represent obligations to third party for services received in the ordinary course of business. These are recorded at cost, which approximates fair value due to their short-term nature, and are typically settled within the agreed payment terms. Management evaluates outstanding balances regularly and considers all amounts to be fully payable within the normal operating cycle. As of August 21, 2026, no liability exists.

### Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

As of August 21, 2026, no assets or liabilities required fair value measurement at that date.

### Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, performance has occurred, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. As of the date of inception August 21, 2026, the Company had not begun recognizing sales.

### Organizational Costs

In accordance with FASB ASC 720, organizational costs, including costs of incorporation, are expensed as incurred.

### Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the

FIRST JET AIRWAYS INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE DATE OF INCEPTION AUGUST 21, 2026
(AUDITED)

reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

**Recent Accounting Pronouncements**

The FASB issues ASUs to amend the authoritative literature in ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

## NOTE 3 – STOCKHOLDER'S EQUITY

As of August 21, 2026 (date of inception), the Company authorized and issued 10,000,000 shares of common stock with a par value of $0.00001 per share. All shares were issued to the founder and controlling owner, who is therefore considered a related party.

## NOTE 4 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of August 21, 2026.

## NOTE 5 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company's ability to continue is dependent upon management's plan to complete the Crowdfunded offering and raising substantial additional capital. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

## NOTE 6 – SUBSEQUENT EVENTS

**Amended Certificate of Incorporation**

On September 18, 2026, the Company increased its authorized share capital to 13,678,746 shares, par value $0.00001 per share. The authorized shares are comprised of 5,776,524 shares of Class A Common Stock, 2,125,698 shares of Class B Common Stock, and 5,776,524 shares of Series A Preferred Stock.

**Anticipated Crowdfunded Offering**

The Company is conducting a Regulation Crowdfunding offering through DealMaker with a target offering amount of $1,000,000 and a maximum offering amount of $5,000,000, at a stated pre-money valuation of $100,000,000. The deadline to reach the target offering amount is September 9, 2027. The security is currently expected to be a Simple Agreement for Future Equity; however, the instrument and its terms remain under review with the Company's legal counsel and may change before the offering is filed. The price per security and minimum investment amount have not yet been finalized.

**FIRST JET AIRWAYS INC.**
**NOTES TO FINANCIAL STATEMENTS**
**FOR THE DATE OF INCEPTION AUGUST 21, 2026**
**(AUDITED)**

Management's Evaluation

Management has evaluated subsequent events through October 6, 2026, the date the financial statements were available to be issued. Based on this evaluation, no material events were identified that require adjustment or disclosure in the financial statements.